CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS
ENDED MARCH 31, 2006

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	March 31	June 30
	2006	2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$7,661,570	$13,962,200
Amounts receivable and prepaids	1,053,516	686,683
Balances receivable from related parties (note 4)	72,800	–
	8,787,886	14,648,883

Buildings and equipment	339,163	384,324
Mineral property interests	8,963,127	8,963,127

	$18,090,176	$23,996,334

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$762,462	$607,573
Balances payable to related parties (note 4)	–	115,023
	762,462	722,596

Shareholders' equity
Share capital (note 3)	76,198,613	73,800,541
Contributed surplus	1,420,752	845,523
Deficit	(60,291,651)	(51,372,326)
	17,327,714	23,273,738
Contingencies (note 5)

	$18,090,176	$23,996,334

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ JRH (Dick) Whittington	/s/ Jeffrey R. Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2006	2005	2006	2005
Expenses
Exploration (schedule)	$2,427,724	$2,702,495	$6,645,066	$5,276,994
Interest	–	–	–	141
Legal, audit and accounting	187,061	156,577	508,136	909,399
Office and administration	377,306	217,236	1,290,739	769,315
Shareholder communication	58,481	17,659	612,103	592,100
Stock-based compensation - exploration	22,747	7,774	168,095	349,092
Stock-based compensation - office and administration	57,775	21,771	407,134	342,084
Travel and conferences	70,003	46,277	290,978	146,902
	3,201,097	3,169,789	9,922,251	8,386,027

Other income (expense)
Foreign exchange gain (loss)	178,852	(209,508)	772,452	247,122
Interest income	79,390	112,977	230,474	169,350
Gain on sale of equipment	–	(1,543)	–	–
	258,242	(98,074)	1,002,926	416,472

Loss for the period	2,942,855	3,267,863	8,919,325	7,969,555

Deficit, beginning of period	57,348,796	43,643,730	51,372,326	38,940,495

Deficit, end of period	$60,291,651	$46,911,593	$60,291,651	$46,910,050

Basic and diluted loss per share	$0.03	$0.03	$0.09	$0.11

Weighted average number of common shares outstanding	104,806,814	96,081,030	102,370,768	74,972,685

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2006	2005	2006	2005

Operating activities
Loss for the period	$(2,942,855)	$(3,267,863)	$(8,919,325)	$(7,969,555)
Items not involving cash
Amortization included in exploration expenses	29,974	17,633	94,670	46,886
Loss on disposal of equipment	–	1,543	–	–
Stock-based compensation	80,522	29,545	575,229	691,176
Changes in non-cash working capital
Amounts receivable and prepaids	(355,329)	(79,260)	(366,833)	(494,705)
Accounts payable and accrued liabilities	301,460	181,298	154,889	412,490
Cash used in operating activities	(2,886,228)	(3,117,104)	(8,461,370)	(7,313,708)

Investing activities
Purchase of equipment	(38,573)	(55,007)	(49,509)	(136,893)
Proceeds from sale of equipment	–	–	–	–
Cash used in investing activities	(38,573)	(55,007)	(49,509)	(136,893)

Financing activities
Balances receivable (payable) from (to) related parties	386,040	1,445,376	(187,823)	39,261
Common shares issued for cash, net of issue costs	63,955	176,682	2,398,072	18,996,291
Cash provided by financing activities	449,995	1,622,058	2,210,249	19,035,552

Increase (decrease) in cash and equivalents	(2,474,806)	(1,550,053)	(6,300,630)	11,584,951
Cash and equivalents, beginning of period	10,136,376	18,548,017	13,962,200	5,413,013

Cash and equivalents, end of period	$7,661,570	$16,997,964	$7,661,570	$16,997,964

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$141

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
Campo Morado Property	2006	2005	2006	2005
Exploration expenses incurred during the period
Assays and analysis	$108,361	$72,949	$227,862	$203,461
Amortization	29,974	17,633	94,670	46,886
Drilling	856,885	683,212	2,389,280	1,777,692
Engineering	560,920	1,151,674	1,889,470	1,645,489
Geological	313,970	289,212	803,280	613,128
Site activities	503,129	422,392	1,103,673	848,356
Transportation	54,485	65,423	136,831	141,982
Subtotal	2,427,724	2,702,495	6,645,066	5,276,994
Non-cash stock-based compensation	22,747	7,774	168,095	349,092
Exploration expenses, including stock-based
compensation, incurred during the period	2,450,471	2,710,269	6,813,161	5,626,086
Cumulative exploration expenses, beginning of period	41,602,106	31,037,222	37,239,416	28,121,405
Cumulative exploration expenses, end of period	$44,052,577	$33,747,491	$44,052,577	$33,747,491

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$2,427,724	$2,702,495	$43,179,808	$33,059,379
Cumulative non-cash stock-based compensation	22,747	7,774	872,769	688,112
	$2,450,471	$2,710,269	$44,052,577	$33,747,491

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three and nine month periods ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2006.

2.	CHANGE IN ACCOUNTING POLICY

Variable interest entities

Effective July 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

3.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(b)	Issued and outstanding common shares

	Price	Number	Amount
Common shares issued	(Cdn$)	of Shares	(US$)
Balance, June 30, 2005		99,244,985	$ 73,800,541
Share purchase options exercised	$0.60	26,000	13,578
Share purchase options exercised	$0.65	15,000	8,424
Share purchase options exercised	$0.74	65,500	41,954
Share purchase warrants exercised	$0.50	5,501,846	2,334,116
Balance, March 31, 2006		104,853,331	$ 76,198,613

(c)	Share purchase option compensation plan

The continuity of share purchase options for the period ended March 31, 2006 is as follows:

	Exercise	June 30			Expired or	Mar 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
February 8, 2006	Cdn$0.74	50,500	–	(50,500)	–	–
June 21, 2006	Cdn$0.60	415,000	–	(26,000)	–	389,000
June 21, 2006	Cdn$0.65	195,000	–	(15,000)	(40,000)	140,000
June 21, 2006	Cdn$0.70	1,767,500	–	–	(10,000)	1,757,500
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	240,000	–	–	–	240,000
June 22, 2007	Cdn$0.74	275,000	–	(15,000)	–	260,000
September 28, 2007	Cdn$0.58	–	2,165,000	–	(20,000)	2,145,000
December 14, 2007	Cdn$0.52	–	135,000	–	(120,000)	15,000
February 29, 2006	Cdn$0.74	–	215,000	–	–	215,000
March 31, 2009	Cdn$0.80	–	744,000	–	–	744,000
March 31, 2011	Cdn$1.00	–	2,450,000	–	–	2,450,000
		2,993,000	5,709,000	(106,500)	(190,000)	8,405,500

Weighted average exercise price		Cdn$ 0.68	Cdn$ 0.79	Cdn$ 0.69	Cdn$ 0.56	Cdn$ 0.76

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(d)	Share purchase warrants The continuity of share purchase warrants (each exercisable into one common share) for the period ended March 31, 2006 is:

	Exercise	June 30				March 31
Expiry date	Price	2005	Issued	Exercised	Expired	2006
December 31, 2005	Cdn$0.50	7,031,636	–	(5,501,846)	(1,529,790)	–
December 17, 2006	Cdn$1.02 (i)	28,571,877	–	–	–	28,571,877
		35,603,513	–	(5,501,846)	(1,529,790)	28,571,877

Weighted average exercise price		Cdn$ 0.92	Cdn$ –	Cdn$ 0.50	Cdn$ 0.50	Cdn$ 1.02

	(i)	Warrants were exercisable at Cdn$0.80 until December 17, 2005 and thereafter, are exercisable at Cdn$1.02 until December 17, 2006.

(e)	Contributed surplus

Balance, June 30, 2005	$845,523
Changes during 2006
Non-cash stock-based compensation	575,229
Balance, September 30, 2005	$1,420,752

4.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	March 31	June 30
Balances receivable (payable)	2006	2005
Hunter Dickinson Inc. and subsidiaries	$72,800	$(96,390)
Hunter Dickinson Group Inc.	–	(2,727)
CEC Engineering Ltd.	–	(15,906)
Balances receivable from (payable to) related parties	$72,800	$(115,023)

	Three months ended		Nine months ended
	March 31		March 31
Transactions	2006	2005	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. and subsidiaries	$ 1,056,344	$ 758,475	$ 2,834,824	$ 1,923,034
Hunter Dickinson Group Inc.	–	2,581	2,658	7,691
CEC Engineering Ltd.	–	5,782	–	30,867

5.	CONTINGENCIES

Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The Nevada action was concluded in favor of Farallon in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs, requested a "rehearing" of the November 16, 2005 Judgement. On April 18, 2006, the Nevada Supreme Court denied in full any "rehearing" of the Summex Exploration Co. Ltd. appeal case.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico which set aside the original ruling of October 25, 2001 and declared the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a lawsuit by David Hermiston, a plaintiff in a previous legal action regarding the ownership of the Company’s Campo Morado Property, which was successfully defended by the Company, making essentially the same allegations and seeking essentially the same remedies as three lawsuits previously initiated by him, each of which successfully upheld management’s position on the issues in question. In connection with this claim, a lien was paced on certain assets of the Company's Mexican operating subsidiary. Management's view is that his claim is without merit. The Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

Wiltz Investment S.A. ("Wiltz") alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is, consequently, demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company's position is that the Company has never been notified of, nor has approved of, any transfer of rights to Wiltz. Furthermore, any potential further payments due to Minera Summit pursuant to the October 15, 1995 option agreement are due and payable (depending on the findings) on completion of a feasibility study. The Company's attorneys have filed documents to have these proceedings annulled and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was placed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim by Wiltz Investment S.A. is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $1,020,000 for services which will be rendered during the current fiscal year.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

6.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the consolidated balance sheets, and the consolidated statements of operations and deficit would have been reported as follows:

	As at
	March 31	June 30
Share capital and contributed surplus	2006	2005
Share capital and contributed surplus under Canadian GAAP	$77,619,365	$74,646,064
Stock-based compensation (a)	19,521	19,521
Share capital and contributed surplus under US GAAP	$77,638,886	$74,665,585

	As at
	March 31	June 30
Deficit	2006	2005
Deficit under Canadian GAAP	$60,291,651	$51,372,326
Stock-based compensation (a)	19,521	19,521
Deficit under US GAAP	$60,311,172	$51,391,847

	Nine months ended March 31
Loss for the period	2006	2005
Loss under Canadian GAAP	$8,919,325	$7,969,555
Difference in stock-based compensation (a)	–	–
Loss for the period under US GAAP	$8,919,325	$7,969,555

Loss per share under US GAAP	$(0.09)	$(0.11)

(a)	Stock based compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

In the year ended June 30, 2001, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equaled the market price of the underlying stock on the dates of grant.

Under Canadian GAAP, effective July 1, 2003, the Company adopted the fair value method of recognizing stock-based compensation expense. In prior years, the Company accounted for employee stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted. For US GAAP purposes, compensation expense of $19,521 recognized under US GAAP for the years ended June 30, 2002 and 2001 would not be recognized under Canadian GAAP.

(b)	Other

Canadian GAAP allows the presentation of subtotals for "expenses" and "other income (expense)" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c)	Impact of recent United States accounting pronouncements:

(i)

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations". EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 had no impact the Company’s financial position, results of operations or cash flows.

(ii)

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to have any material impact on the financial statements when adopted.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended March 31, 2006
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(iii)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes the SFAS 153 will have no impact on the financial statements of the Company once adopted.

(iv)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(v)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.